                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                SCHEDULE 13D/A

                                (RULE 13D-101)

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 13)*

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)




                             Quality Systems, Inc.
--------------------------------------------------------------------------------
                               (Name of Issuer)


                                 Common Stock
--------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                   747582104
                             ---------------------
                                (CUSIP Number)


                                                  David J. Berger, Esq.
     Andrew E. Shapiro, Manager                    Page Mailliard, Esq.
  Lawndale Capital Management, LLC          Wilson Sonsini Goodrich & Rosati
   One Sansome Street, Suite 3900                  650 Page Mill Road
     San Francisco, CA  94104                     Palo Alto, CA 94304
          (415) 288-2330                             (650) 493-9300
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                 July 15, 1999
                              -------------------
            (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13(d)-1(g), check the following box. [_]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                                   (1 of 37)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

                                   (2 of 37)

Item 1.  Security and Issuer.

     This statement relates to Common Stock of Quality Systems, Inc. ("QSII") The principal executive office of QSII is located at 17822 East 17th Street, Tustin, CA 92780.

Item 2.  Identity and Background.

     The persons filing this statement and the persons enumerated in Instruction C of Schedule 13D and, where applicable, their respective places of organization, general partners, directors, executive officers and controlling persons, and the information regarding them, are as follows:

            (a) Lawndale Capital Management, LLC, a California limited liability company ("LCM"); Diamond A Partners, L.P., a California limited partnership ("DAP"); Diamond A Investors, L.P., a California limited partnership ("DAI"); and Andrew E. Shapiro ("Shapiro").

            (b) The business address (and principal office) of LCM, DAP, DAI and Shapiro is One Sansome Street, Suite 3900, San Francisco, California 94104.

            (c) LCM is the investment adviser to and general partner of DAP and DAI, which are investment limited partnerships. Shapiro is the sole manager of LCM.

            (d) During the last five years, none of such persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

            (e) During the last five years, none of such persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

            (f)  Shapiro is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration.

     The source and amount of funds used in purchasing the Common Stock were as follows:

          Purchaser                      Source of Funds                          Amount
----------------------------    -------------------------------------   ----------------------------
LCM                              Funds Under Management (1)                       $4,068,070
DAP                              Working Capital                                  $3,438,846
DAI                              Working Capital                                  $  629,224

--------------------------
(1)  Includes funds of DAP and DAI invested in Common Stock.

Item 4.  Purpose of Transaction.

     In a letter dated July 15, 1999, Mr. Andrew Shapiro, Manager of Lawndale Capital Management ("LCM"), notified Mr. Sheldon Razin, President and Chief Executive Officer of Quality Systems, Inc. ("QSII"), of LCM's intent to seek the approval of QSII's shareholders of the following actions which LCM believes will improve QSII's governance and ultimately shareholder value:

                                   (3 of 37)

     1) Election of Dale Hanson, Kelly McCrann and former QSII Director, Donald Cook, as Directors to QSII's Board;

     2)  Amendment of Article III of QSII's bylaws to:

         a)  create an independent board;
         b) establish a compensation committee consisting entirely of independent directors;
         c) require each Board member be compensated solely in the form of equity of QSII;
         d)  to set term limits for Board members;

     3)  Repeal of by-laws adopted by the Board subsequent to June 9, 1999; and

     4)  Approval of reimbursement of LCM's fees and expenses.

     A copy of this letter and the shareholder proposals are attached hereto as Exhibit B. This letter also expressed LCM's views concerning the resignation of Mr. Donald Cook from the Company's Board of Directors. Copies of Mr. Cook's resignation letter and resume are attached at exhibit C and D hereto.

     LCM does not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) through (j) of Item 4 of Schedule 13D except as set forth herein or in prior amendments to this
Schedule 13D or such as would occur upon completion of any of the actions discussed above. LCM intends to review its investment in QSII on a continuing basis and, depending on various factors including, without limitation, QSII's financial position and LCM's investment strategy, the price levels of QSII Common Stock and conditions in the securities markets and general economic and industry conditions, LCM may in the future take such actions with respect to its investment in QSII as it deems appropriate including, without limitation, purchasing additional shares of Common Stock or selling some or all of its shares of Common Stock or change its intention with respect to any and all matters referred to in Item 4. To the extent not inconsistent with the foregoing, LCM incorporates by reference the material in Item 4 of its previously filed Schedule 13D and the amendments thereto.

Item 5.  Interest in Securities of the Issuer.

     The beneficial ownership of the Common Stock by the persons named in Item 2 of this Schedule is as follows at the date hereof:

                                                  Aggregate Beneficially
                                                          Owned                 Voting Power       Dispositive Power
                                                  -----------------------     -----------------    -----------------
                  Name                            Number          Percent     Sole     Shared       Sole     Shared
---------------------------------------------     --------        -------     ----     ------      ------   -------
LCM                                               621,200           9.99        0      621,200        0      621,200
Shapiro                                           621,200           9.99        0      621,200        0      621,200
DAP                                               525,300          8.455        0      525,300        0      525,300
DAI                                                95,900          1.544        0       95,900        0       95,900

     DAP and DAI each have record ownership of 100 shares since the filing of Amendment No. 12 to the Schedule 13D on July 8, 1999.

     The percentages of outstanding shares of Common Stock used in this Schedule are calculated based upon the 6,213,666 shares of Common Stock stated by QSII to be issued and outstanding at May 28, 1999, as reflected in QSII's Annual Report on Form 10-K for the fiscal year ended March 31, 1999.

                                   (4 of 37)

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     LCM is the general partner of DAP and DAI pursuant to limited partnership agreements providing to LCM the authority, among other things, to invest the funds of DAP and DAI in Common Stock, to vote and dispose of Common Stock and to file this statement on behalf of DAP and DAI. Pursuant to such limited partnership agreements, the general partner of DAP and DAI is entitled to allocations based on assets under management and realized and unrealized gains. Andrew Shapiro is the sole manager of LCM.


Item 7.  Material to be Filed as Exhibits.

   A.  Agreement Regarding Joint Filing

   B. Letter dated July 15, 1999 from Andrew Shapiro to Board of Directors and Notice

   C.  Resignation of Donald A. Cook, dated July 15, 1999

   D.  Resume of Donald A. Cook

                                   (5 of 37)

                                  SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 21, 1999.



DIAMOND A PARTNERS, L.P.            DIAMOND A INVESTORS, L.P.
By:  Lawndale Capital               By:  Lawndale Capital
     Management, LLC                     Management, LLC
     General Partner                     General Partner


   By:  /s/ Andrew E. Shapiro            By:  /s/ Andrew E. Shapiro
        ---------------------                 ---------------------
        Andrew E. Shapiro                     Andrew E. Shapiro
         Manager                              Manager


LAWNDALE CAPITAL MANAGEMENT, LLC


By:  /s/ Andrew E. Shapiro               /s/ Andrew E. Shapiro
     ----------------------              ---------------------
     Andrew E. Shapiro                   Andrew E. Shapiro
     Manager

                                   (6 of 37)

                                   EXHIBIT A

                       AGREEMENT REGARDING JOINT FILING
                      OF STATEMENT ON SCHEDULE 13D OR 13G

     The undersigned agree to file jointly with the Securities and Exchange Commission (the "SEC") any and all statements on Schedule 13D or Schedule 13G (and any amendments or supplements thereto) required under section 13(d) of the Securities Exchange Act of 1934, as amended, in connection with purchases by the undersigned of Common Stock of Quality Systems, Inc. For that purpose, the undersigned hereby constitute and appoint Lawndale Capital Management, LLC, a California limited liability company, as their true and lawful agent and attorney-in-fact, with full power and authority for and on behalf of the undersigned to prepare or cause to be prepared, sign, file with the SEC and furnish to any other person all certificates, instruments, agreements and documents necessary to comply with section 13(d) and section 16(a) of the Securities Exchange Act of 1934, as amended, in connection with said purchases, and to do and perform every act necessary and proper to be done incident to the exercise of the foregoing power, as fully as the undersigned might or could do if personally present.

Dated:  December 22, 1997



DIAMOND A PARTNERS, L.P.            DIAMOND A INVESTORS, L.P.
By:  Lawndale Capital               By:  Lawndale Capital
     Management, LLC                     Management, LLC
     General Partner                     General Partner


     By:  /s/ Andrew E. Shapiro          By:  /s/ Andrew E. Shapiro
          ---------------------               ---------------------
          Andrew E. Shapiro                   Andrew E. Shapiro
          Manager                             Manager


LAWNDALE CAPITAL MANAGEMENT, LLC


By:  /s/ Andrew E. Shapiro               /s/ Andrew E. Shapiro
     ----------------------              ---------------------
     Andrew E. Shapiro                   Andrew E. Shapiro
     Manager

                                   (7 of 37)

                                   EXHIBIT B

               LETTER DATED JULY 15, 1999 FROM ANDREW SHAPIRO TO
                         BOARD OF DIRECTORS AND NOTICE

                                                                   July 15, 1999
     Board of Directors
     Quality Systems, Inc.
     17822 E. 17th Street #210
     Tustin, CA 92680

     To the members of the Quality Systems Board of Directors:

     For more than a year, Lawndale has taken a number of actions designed to improve the corporate governance practices of, and shareholder value at, Quality Systems. As a collective body, you have consistently sought to ignore the shareholder concerns we raised, refusing to engage in any type of dialogue on these issues or even to meet as a group with Lawndale representatives to discuss our governance concerns. Indeed, you allowed substantial company assets to be wasted unnecessarily and unsuccessfully seeking to exclude our independent board proposal from QSII's proxy statement. Instead, you have delegated all authority to Mr. Razin, while ignoring the reality that Mr. Razin's recent practices conflict with fundamental notions of good corporate governance. As the recent resignation of Donald Cook from the QSII board makes clear, our concerns about the inadequacy of the current QSII board and practices were not just correct, but actually understated the scope of the problem.

     Based upon the (in)action of the directors as a group, we believe QSII's shareholders can no longer rely on this board's ability to effectively monitor the performance or actions of Mr. Razin. Lawndale (and we believe other shareholders as well) also no longer trust the existing QSII board to effectively govern the company. Accordingly, this is to notify you that your refusal to make real changes has left Lawndale with no alternative but to call upon the Company's shareholders to take directly a number of steps which this board should have done in its fiduciary capacity. As outlined below, and set forth in the accompanying notice pursuant to the Company's by-laws, Lawndale hereby announces its intent to seek the approval of QSII's shareholders on a number of actions which, both collectively and individually, we believe will improve QSII's governance and ultimately shareholder value.

     The actions to be taken by Lawndale include the following:

          1.  Nominate Candidates For the QSII Board.

     Lawndale had previously told Mr. Razin that we intended to nominate two candidates for the QSII board: Dale Hanson, and Kelly McCrann. Lawndale now intends to nominate a third candidate for QSII's board: Donald A. Cook. We did not know Mr. Cook before you selected and appointed him as a director in September 1998 and you chose him over a candidate we had proposed. Frankly, in our March 11, 1999 13D Amendment #6 Exhibit B, while acknowledging Mr. Cook's outstanding background and experience, we expressed concern over whether he would actively engage himself as necessary to be an effective board member. However, based upon our knowledge of what Mr. Cook has done as a director over the last year--his activism and willingness to question management and his attempted oversight of management, as well as his efforts to establish a dialogue with the company's shareholders and work to learn about the company through direct contact with the company's customers and others-- we have concluded that Mr. Cook is a far superior candidate for the QSII board than any other incumbent director

                                   (8 of 37)
and would provide needed continuity to the board. Mr. Cook has given his consent to this nomination, which we believe further demonstrates the strength and independence of Messrs. Hanson and McCrann.

     We believe that these three gentlemen provide the nucleus of a superb board of directors for QSII. Enclosed you will find the formal notices required under the Company's by-laws to nominate Messrs. Hanson, McCrann and Cook.

          2. Propose By-laws To Establish An Independent and Properly Functioning Board of Directors.

     Lawndale will propose four separate new by-law amendments designed to ensure an independent and properly functioning board of directors. These four proposals include: (i) the establishment of an independent board of directors, which shall also appear on the Company's proxy statement; (ii) the creation of a compensation committee, consisting entirely of independent directors and therefore without the improper influence of Mr. Razin (who we understand is a member of the Board's existing compensation committee), which would review the past and current compensation practices of the company; (iii) a proposal to compensate all directors with QSII equity, to better align director interests with shareholder interests; and (iv) director term limits, which would prohibit any director from continuously serving on the company's board for more than 12 years, and render any person who has served for such a period ineligible to again be a director of the company for at least three years. Again, the formal notification for these proposals is attached.

          3. Propose Actions In Response to the Board's Recently Reported Behavior.

     We were very troubled by the reports that the QSII board had recently taken actions--without disclosing such actions to shareholders--to expand the scope of indemnification available to the board. Further we believe that the board tried to take such action in a way that may limit a new board's ability to reconsider this decision. Accordingly, Lawndale will propose a by-law amendment that would repeal any by-law adopted by the QSII board of directors after June 9, 1999 (the date of the most recent publicly available copy of QSII's by-laws) and before the directors elected after the next shareholder meeting have their first meeting. Lawndale will also seek reimbursement of its expenses from the Company in its effort to reconstitute and restructure QSII's board from a passive instrumentality to an active and effective board. We believe that reimbursement is not just fair, but also should serve as a continual reminder to QSII's current board that its continual fight against good governance practices has substantial cost for the company.

     We have continually held out the hope that you, QSII's existing directors, would eventually act as directors of a public company should act; that you would listen to the company's shareholders, act independently of Mr. Razin and on an informed basis. Because it is now clear that such hopes are not realistic, we are left with no alternative but to take our proposals directly to QSII's shareholders. Accordingly, attached is the appropriate notices pursuant to the Company's by-laws. If, after your review of these proposals and candidates, as well as your further consideration of Mr. Cook's resignation and the reasons therefore, you conclude that it is time for a change, we remain open to a dialogue with the full board to discuss these issues.

     Sincerely,
     Andrew E. Shapiro
     Manager

                                   (9 of 37)

                                         July 15, 1999



Quality Systems, Inc.
17822 East 17th Street, #210
Tustin, California  92780


Attention:  Secretary


          Re:                 Notice of Intention to Submit
               Shareholder Proposals at the 1999
               Annual Meeting of Stockholders of Quality Systems, Inc.
               -------------------------------------------------------

Ladies and Gentlemen:

     Lawndale Capital Management, LLC ("Lawndale") is the sole General Partner of Diamond A Partners, LP ("Diamond"), the holder of record of 100 shares of Common Stock of Quality Systems, Inc. ("QSII" or the "Company") and the beneficial owner of 525,200 shares of Common Stock of the Company.

     In accordance with Section 2 of Article II of the By-Laws of the Company, as amended and restated as of November 22, 1996 (the "By-Laws"), Diamond hereby gives you written notice of its intention to submit the following proposals (collectively, the "Proposals") at the 1999 Annual Meeting of Stockholders of the Company, scheduled to be held on September 17, 1999, or any other meeting of shareholders held in lieu thereof, and any adjournment(s), postponement(s), rescheduling(s) or continuation(s) thereof, (the "Annual Meeting"). This letter, the Schedules attached hereto and all enclosures herewith are collectively referred to as the "Notice."

     1.  Election of Directors: Proposal to nominate the persons listed as
         ---------------------
nominees herein (each a "Nominee" and collectively, the "Nominees") for election as Directors of the Company as set forth in Shareholder Proposal No. 1 attached hereto as Schedule A. Diamond reserves its right to nominate additional persons for election as Directors to the Company's Board in compliance with Section 2(c) of Article II of the Company's By-Laws.

     The name, age and business and residence addresses of each of the Nominees is set forth in the following table:


      Name of Nominee               Age of Nominee          Business and Residence Address of Nominee
-------------------------------- ------------------- ------------------------------------------------------
Donald A. Cook                           44           Business:
                                                      --------
                                                      19235 Northfleet Way
                                                      Tarzana, CA  91356

                                                      Residence:
                                                      ---------
                                                      19235 Northfleet Way
                                                      Tarzana, CA  91356

Dale M. Hanson                           56           Business:
                                                      --------
                                                      1203 Donahue Way
                                                      Roseville, CA 95661

                                                      Residence:
                                                      ---------
                                                      1203 Donahue Way
                                                      Roseville, CA 95661

Kelly J. McCrann                         43           Business:
                                                      --------
                                                      Professional Dental Associates, Inc.
                                                      600 Worcester Rd., Suite 204
                                                      Natick, MA 01760

                                                      Residence:
                                                      ---------
                                                      4 Michael Lane
                                                      Sudbury, MA 01776

     The following material is provided in response to clauses (i) and (iii) of
Section 2(c) of Article II of the Company's By-Laws with respect to the principal occupation or employment of each Nominee, the class and number of shares of capital stock of the Company which are beneficially owned by each Nominee and all information concerning each Nominee that is required to be disclosed in solicitations of proxies for election of Directors, or is otherwise required, in each case pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended:

     i. The principal occupations of the Nominees and the name, if any, of the organization in which such employment is carried on are as follows: Donald
A. Cook: Chairman and President, Venture Catalyst Group; Dale M. Hanson: Chief Executive Officer, American Partners Capital Group; Kelly J. McCrann: Director, President and Chief Executive Officer, Professional Dental Associates, Inc.

     ii. Except as described in this Notice, no Nominee and no associate of any Nominee has any substantial interest, direct or indirect, by security holdings or otherwise, in any matter known by Lawndale or Diamond to be acted upon at the Annual Meeting.

     iii. The current principal business address and the business experience of each Nominee during, the last five years is set forth below:

                                  (11 of 37)

     Donald A. Cook (44)...................   Chairman and President, Venture Catalyst Group from
                                              January 1999 to present; President and Chief Executive
                                              Officer of CORDA Medical Care from January 1996 to
                                              December 1998; Vice President of Corporate Development,
                                              Coram Healthcare Corp. from January 1994 to December
                                              1995; Director of QSII, appointed in September 1998 and
                                              served until resignation in July 1999.

Dale M. Hanson (56)........................   Chief Executive Officer, American Partners Capital Group
American Partners Capital Group               since July 1994; Chief Executive Officer of California
1203 Donahue Way                              Public Employees' Retirement System from April 1987 to
Roseville, CA 95661                           July 1994.

Kelly J. McCrann (43)......................   Director, President and Chief Executive Officer of
Professional Dental Associates, Inc.          Professional Dental Associates, Inc. since March 1996;
600 Worcester Rd., Suite 204                  Executive Vice President and President of Lithotripsy
Natick, MA 01760                              Division of Coram Healthcare Corporation from January 1,
                                              1994 to March 1996.

      iv. None of the corporations or organizations in which any of the Nominees has conducted his principal occupation or employment was a parent, subsidiary or other affiliate of the Company.

       v. None of the Nominees (i) holds any position or office with the Company, (ii) has any family relationship with any executive officer or director of the Company or any other Nominee, (iii) has entered into any arrangement or understanding between him and any other person pursuant to which he was selected to be a Nominee or (iv) except as described in this Notice, has been involved in any legal proceedings of the type required to be disclosed by Item 401(f) of Regulation S-K of the Securities and Exchange Commission.

      vi. During the past ten years, no Nominee has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     vii. As of the date hereof, set forth below is the amount of Shares owned beneficially, directly or indirectly, by each Nominee:

         Name of Nominee             Shares Beneficially Owned          Percent of Class
---------------------------------  -----------------------------   --------------------------
Donald A. Cook                                    0                              0

Dale M. Hanson                                    0                              0

Kelly J. McCrann                                  0                              0

    viii. Each Nominee disclaims any beneficial interest in the Shares held by any other Nominee, Parent or Diamond or Lawndale.

      ix. Except as described in this Notice, as of the date hereof, no Nominee owns beneficially, directly or indirectly, any securities of any class of the Company or any parent or subsidiary of the Company, and none has any right to acquire any securities of the Company.

       x. No shares of any class of securities of the Company are owned of record by any Nominee.

      xi. The Nominees were not within the past year and are not a party to any other contract, arrangement or understanding with any person with respect to the securities of the Company.

     xii. Except as described in this Notice, no associate of any Nominee owns beneficially, directly or indirectly, any securities of the Company.

    xiii. None of the Nominees or any of their associates has been involved in any transaction of the type required to be disclosed by Item 404(a) of Regulation S-K.

     xiv. None of the Nominees has been or is indebted to the Company or any its subsidiaries to the extent required to be disclosed by Item 404(c) of Regulation S-K.

      xv. None of the Nominees or any of their associates has any arrangement or understanding with any person (1) with respect to any future employment by the Company or any of its affiliates or (2) with respect to any future transactions to which the Company or any of its affiliates will or may be a party.

     xvi. None of the Nominees or any of their associates is involved in any legal proceedings of the type required to be disclosed by Instruction 4 to Item 103 of Regulation S-K.

    xvii. None of the Nominees has any relationships of the type required to be disclosed by Item 404(b) of Regulation S-K.

   xviii.     Each Nominee has consented to serve as a director of the Company, if so elected. Enclosed herewith are executed written consents of each of the Nominees to serve as a Director of the Company if elected at the Annual Meeting.

     Diamond reserves the right, subject to any limitation resulting from an equitable and proper application of the By-Laws as the same may be construed by a court of competent jurisdiction, (i) to substitute another nominee for any Nominee who becomes unavailable to serve; (ii) to nominate additional nominees to fill any director positions created by the board of directors of the Company prior to or at the Annual Meeting; (iii) to delete any Nominee if any director position is deleted prior to or at the Annual Meeting; (iv) to nominate additional or other persons if the Company makes or announces any amendment to the By-Laws or takes or announces any other actions that are designed to, or have the effect of, disqualifying any or all of the Nominees; and (v) to take all other action in response to any action that may be taken by the Company with respect to the election of Directors at the Annual Meeting.

     2.  Creation of an Independent Board of Directors: Proposal to amend
         ---------------------------------------------
Article III of the Company's By-Laws to create an Independent Board of Directors for the Company, as set forth in Shareholder Proposal No. 2 attached hereto as Schedule B;

     3.  Establishment of Compensation Committee Consisting Entirely of
         --------------------------------------------------------------
Independent Directors: Proposal to amend Article III of the Company's By-Laws to
---------------------
require that each member of any committee designated to review and establish the compensation of the officers of the Company and/or develop

                                  (13 of 37)
policies and practices regarding the compensation of the officers of the Company be an Independent Director, as set forth in Shareholder Proposal No. 3 attached hereto as Schedule C;

     4.  Director Compensation: Proposal to amend Article III of the Company's
         ---------------------
By-Laws to require that each Board member be compensated solely in the form of equity of the Company, as set forth in Shareholder Proposal No. 4 attached hereto as Schedule D;

     5.  Director Term Limits: Proposal to amend Article III of the Company's
         --------------------
By-Laws to require that no Board member be eligible for re-election or appointment who has served as a Director continuously for more than 12 years, as set forth in Shareholder Proposal No. 5 attached hereto as Schedule E;

     6.  Repeal of By-Laws or any Amendment thereto Adopted Subsequent to June
         ---------------------------------------------------------------------
9, 1999 and Prior to the First Meeting of the Newly-Elected Board of Directors:
------------------------------------------------------------------------------
Proposal to adopt a shareholder resolution repealing each provision of the Company's By-Laws or any amendment adopted thereto by the Company's Board subsequent to June 9, 1999 and prior to the first meeting of the newly-elected Board of Directors, as set forth in Shareholder Proposal No. 6 attached hereto as Schedule F;

     7.  Approval of Reimbursement of Lawndale's Fees and Expenses: Proposal to
         ---------------------------------------------------------
approve the reimbursement of Lawndale's fees and expenses by the Company as set forth in Shareholder Proposal No. 7 attached hereto as Schedule G.

     The information specified in clauses (i), (ii), (iii), (iv) of Sections 2(b) and (i) and (ii) of Section 2(c) of Article II of the By-Laws is set forth above and in the attached Schedules and the enclosures. Any facts disclosed below or in Schedules or elsewhere in this Notice, shall be deemed to have been disclosed for each such clause.

     The name and address of Stockholder, a representative of which intends to appear in person or by proxy at the Annual Meeting to nominate the individuals specified in this Notice, or any other person which Diamond may nominate under the conditions described above at the Annual Meeting, is Diamond A Partners, LP, One Sansome Street, Suite 3900, San Francisco, CA 94104. Diamond is the holder of record of 100 shares entitled to vote at the Annual Meeting, as of the date hereof. In addition, as of the date hereof Diamond beneficially owns an additional 525,200 shares of the Company's Common Stock.

     In addition to the information provided in this Notice, the Nominees and Diamond will promptly provide any and all additional information reasonably requested by the Company pursuant to the By-Laws or the Articles of Incorporation.

     This Notice fully complies with the provisions of the By-Laws. The information provided herein is to the best of the undersigned's knowledge as of the date hereof. Any claim that this Notice is in any way defective should be addressed to the undersigned so that there is adequate opportunity to address such a claim in a timely fashion. The giving of this Notice is not an admission that the By-Laws procedures are legal, valid or binding, and Diamond reserves the right to challenge their validity

                                  (14 of 37)

          Please sign the enclosed copy of this Notice to acknowledge your receipt of the same and return the executed copy in the self-addressed Federal Express envelope provided.

                                    Very truly yours,


                                    By:  /s/ Andrew E. Shapiro
                                        ____________________________
                                    Name:  Andrew E. Shapiro
                                    Title: Manager

ACKNOWLEDGED AND RECEIVED:

____________________________________
By:

On behalf of Quality Systems, Inc.

                                  (15 of 37)

     State of California               )
                                       ) ss:
     County of San Francisco           )

     The undersigned being first duly sworn, does say that he is Manager of Lawndale Capital Management, LLC, the sole General Partner of Diamond A Partners, L.P., which executed the foregoing letter, and he acknowledged the execution of said letter to be his act and deed and the act and deed of Lawndale Capital Management, LLC, the sole General Partner of Diamond A Partners, L.P., and the information and facts stated therein are true and correct.


                                    Lawndale Capital Management, LLC
                                    Diamond A Partners, L.P.,

                                    By: /s/ Andrew E. Shapiro
                                       __________________________________
                                       Andrew E. Shapiro, Manager

     Subscribed and sworn to before me
     this 15th day of July, 1999

                                  (16 of 37)


[Notary Public Seal]

/s/ Emil Cabuhat

                                NOMINEE CONSENT
                                ---------------

     The undersigned hereby consents to be named as a Lawndale nominee for election as a director of Quality Systems, Inc. in any proxy materials and, if so elected, to serve as a director of Quality Systems, Inc.


                                    /s/ Donald A. Cook
                                    ---------------------------------
                                    Name

Dated: 7/15/99
       --------------------

                                  (17 of 37)

                                NOMINEE CONSENT
                                ---------------

     The undersigned hereby consents to be named as a Lawndale nominee for election as a director of Quality Systems, Inc. in any proxy materials and, if so elected, to serve as a director of Quality Systems, Inc.


                                    /s/ Kelly McCrann
                                    -----------------------------
                                    Name

Dated:  June 10, 1999
        ----------------------

                                  (18 of 37)

                                NOMINEE CONSENT
                                ---------------

     The undersigned hereby consents to be named as a Lawndale nominee for election as a director of Quality Systems, Inc. in any proxy materials and, if so elected, to serve as a director of Quality Systems, Inc.


                                    /s/ Dale M. Hanson
                                    ------------------------------
                                    Name

     Dated:  6/10/99
             ----------------

                                  (19 of 37)

SCHEDULE A

                             ELECTION OF DIRECTORS
             (Quality Systems, Inc. - Shareholder Proposal No. 1)

          Lawndale Capital Management, LLC ("Lawndale") proposes that three new Directors be elected at the Annual Meeting of Quality Systems, Inc. ("QSII" or the "Company"), to serve until the next annual meeting of shareholders and until their successors have been elected and qualified. Lawndale proposes to nominate a "Shareholder Slate" of three candidates (including one former QSII director) to be elected as directors (the "Nominees"), each of whom is committed to improving the company's corporate governance practices and policies. The three highly qualified persons nominated by Lawndale are as follows:

         Name of Nominee                     Age of Nominee                      Principal Occupation
--------------------------------    ---------------------------------      ----------------------------------
Donald A. Cook                                     44                      Chairman and President, Venture
                                                                           Catalyst Group since January 1999.

Dale M. Hanson                                     56                      Chief Executive Officer, American
                                                                           Partners Capital Group since July
                                                                           1994.

Kelly J. McCrann                                   43                      Director, President and Chief
                                                                           Executive Officer of Professional
                                                                           Dental Associates, Inc. since
                                                                           March 1996.


          Donald A. Cook was the founder, President and Chief Executive Officer ("CEO") of CORDA Medical Care, a cardiology-focused physician practice management company, from January 1996 to December 1998 and since that time, Mr. Cook has been Chairman and President, Venture Catalyst Group. Mr. Cook was also Vice President of Corporate Development, Coram Healthcare Corp. from January 1994 to December 1995. Mr. Cook was appointed by the current QSII board as a QSII director in September 1998, and served as a director until his resignation
in July 1999.   Lawndale believes that during this period Mr. Cook was the only
QSII outside Director with significant and proven operating and consulting experience in QSII's industry. Lawndale, while originally skeptical of Mr. Cook's appointment, further believes that Mr. Cook, while a member of QSII's board, was the sole QSII outside Director to act in an independent and informed basis. Lawndale believes that Mr. Cook's resignation from QSII's board deprived QSII of the skills and insights of a talented and capable director.
Accordingly, Lawndale nominates Mr. Cook to be a director of QSII, and is pleased that Mr. Cook has consented to serve as a director of QSII.

     Dale M. Hanson was the CEO of the California Public Employees Retirement System from 1987 to 1994. Since that time, Mr. Hanson has been CEO of American Partners Group, a private investment firm. Mr. Hanson has led the shareholder and corporate governance efforts at numerous companies, including Texaco, Inc., Time Warner, Inc., Avon Products, Inc., Eastman Kodak Co., General Motors Corp., and Lockheed Martin Corp. and has demonstrated an ability to develop good corporate governance procedures in companies with poor governance histories. Lawndale believes that Mr. Hanson would provide leadership to transform the Company's board, which is now deficient in the most basic corporate

                                  (20 of 37)
governance knowledge and structures, into one which is capable of performing its fiduciary duties to its shareholders.

          Kelly J. McCrann is the President and CEO of Professional Dental Associates, Inc. ("PDA"), a dental practice management company, and, from 1993 to 1996 was President of the Lithotripsy Division of Coram Healthcare Corporation. Mr. McCrann's proven operating and consulting expertise in both the dental and medical industries would bring sorely needed industry experience to the Company's board. Indeed, as a result of the resignation of Donald Cook from QSII's board, no outside director of QSII has the type of meaningful or significant recent industry experience to provide adequate oversight or significant added value to the Company's board and its shareholders.

OTHER RELEVANT INFORMATION REGARDING THE NOMINEES

None of the corporations or organizations in which any of the Nominees has conducted his principal occupation or employment was a parent, subsidiary or other affiliate of the Company.

None of the Nominees (i) holds any position or office with the Company, (ii) has any family relationship with any executive officer or director of the Company or any other Nominee, (iii) has entered into any arrangement or understanding between him and any other person pursuant to which he was selected to be a Nominee or (iv) except as described in this Notice, has been involved in any legal proceedings of the type required to be disclosed by Item 401(f) of Regulation S-K of the Commission.

During the past ten years, no Nominee has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

Set forth below is the amount of Shares owned beneficially, directly or indirectly, by each Nominee:


          Name of Nominee                 Shares Beneficially Owned             Percent of Class
-----------------------------------   --------------------------------   ----------------------------
Donald A. Cook                                       0                                 0
Dale M. Hanson                                       0                                 0
Kelly J. McCrann                                     0                                 0

Each Nominee disclaims any beneficial interest in the Shares held by any other Nominee, Parent or Diamond or Lawndale.

Except as described in this Notice, no Nominee owns beneficially, directly or indirectly, any securities of any class of the Company or any parent or subsidiary of the Company, and none has any right to acquire any securities of the Company.

No shares of any class of securities of the Company are owned of record by any Nominee.

The Nominees were not within the past year and are not a party to any other contract, arrangement or understanding with any person with respect to the securities of the Company.

No associate of any Nominee owns beneficially, directly or indirectly, any securities of the Company.

None of the Nominees or any of their associates has been involved in any transaction of the type required to be disclosed by Item 404(a) of Regulation S-K.

                                  (21 of 37)

None of the Nominees has been or is indebted to the Company or any its subsidiaries to the extent required to be disclosed by Item 404(c) of Regulation S-K.

None of the Nominees or any of their associates has any arrangement or understanding with any person (1) with respect to any future employment by the Company or any of its affiliates or (2) with respect to any future transactions to which the Company or any of its affiliates will or may be a party.

PDA has one affiliate which currently utilizes the QSII product. PDA's payments to QSII for maintenance and system upgrades were as follows: 1997, $1,481.59; 1998, $19,020.01; and 1999, year-to-date, $26,294.24.

CORDA has two subsidiaries which Mr. Cook believes purchased QSII's MicroMed system during the 1997-1998 period with one subsidiary making payments of $57,000 and $28,491 in 1997 and 1998, respectively and the other subsidiary paying $84,509 in 1998.

None of the Nominees or any of their associates is involved in any legal proceedings of the type required to be disclosed by Instruction 4 to Item 103 of Regulation S-K.

None of the Nominees has any relationships of the type required to be disclosed by Item 404(b) of Regulation S-K.

No Nominee and no associate of any Nominee has any substantial interest, direct or indirect, by security holdings or otherwise, in any matter known by Lawndale to be acted upon at the Annual Meeting.


LAWNDALE RECOMMENDS THAT THE SHAREHOLDERS VOTE "FOR" THE ELECTION OF EACH OF THE NOMINEES NAMED ABOVE TO THE BOARD.

                                  (22 of 37)

                                  SCHEDULE B
                                  ----------

                 CREATION OF AN INDEPENDENT BOARD OF DIRECTORS
             (Quality Systems, Inc. - Shareholder Proposal No. 2)

     WHEREAS, the Board of Directors should be an independent body elected by stockholders, and owes fiduciary obligations to stockholders; and

     WHEREAS, the Company's stockholders believe that an increased role for Independent Directors would help our Company improve its long-term financial condition, stock performance and competitiveness;

     NOW THEREFORE, BE IT RESOLVED that pursuant to Section 8 of Article V of the By-Laws of Quality Systems, Inc. ("QSII" or the "Company"), the Company's stockholders hereby amend Article III of the Company's By-Laws to add the following Section 16, such amendment to become effective 30 days following approval by holders of a majority of the outstanding shares of stock entitled to vote at the stockholders meeting at which this amendment is proposed:

       SECTION 16. INDEPENDENT BOARD OF DIRECTORS. At least seventy-five percent (75%) of the directors on the Board shall be Independent Directors.
  At the end of each meeting of the Board, the Independent Directors shall meet in executive session, separately from other directors, to discuss such matters as they deem appropriate. The Independent Directors shall elect the Chairman of the Board, who shall be an Independent Director. The Independent Directors as a group shall constitute the Nominating Committee of the Board, which shall have sole responsibility for recommending and nominating candidates to the Board.

       An "Independent Director" is one who, at any time during the past five years, has had (i) no familial relationship with any of QSII's executive officers or directors and (ii) no direct or indirect financial relationship with QSII or any affiliate other than as a director or shareholder of the Company, except those past relationships which are (a) fully disclosed in the Company's proxy statements, and (b) deemed insignificant and non-material by a majority of the other Independent Directors. Notwithstanding any other provision of these Bylaws, this Section 16 shall govern in the event of any inconsistency with other provisions of these Bylaws and may not be altered, amended or repealed, except by approval of the outstanding shares (as defined in Section 152 of the California General Corporation Law).

     Lawndale Capital Management, LLC is the third largest investor in QSII. As discussed in Lawndale's Schedule 13D and amendments thereto, Lawndale believes QSII's board lacks sufficient independence to take necessary actions to stop poor managerial decision-making. Lawndale further believes that QSII's corporate governance practices have been inadequate and a major factor in QSII's poor shareholder performance. Lawndale believes that a greater role for Independent Directors will improve QSII's corporate governance practices.

     Ultimately, Lawndale believes that shareholders can more confidently rely on the Board if decisions about, for example, management changes, corporate control contests, executive compensation and major lawsuits are made by an independent Board.

     Lawndale requests your support for the above resolution, which amends the Company's By-Laws to increase the role of Independent Directors on the Board. Having a truly independent Board is integral

                                  (23 of 37)
to shareholder confidence, and ultimately enhancing QSII's long-term value. This amendment would become effective 30 days following approval by stockholders.


LAWNDALE RECOMMENDS THAT THE SHAREHOLDERS VOTE "FOR" THE AMENDMENT TO THE BY-LAWS REQUIRING THE ESTABLISHMENT OF AN INDEPENDENT BOARD OF DIRECTORS FOR THE COMPANY.

                                  (24 of 37)

                                  SCHEDULE C
                                  ----------

                   ESTABLISHMENT OF A COMPENSATION COMMITTEE
                 CONSISTING ENTIRELY OF INDEPENDENT DIRECTORS
              (Quality Systems, Inc.  Shareholder Proposal No. 3)

     WHEREAS, it is appropriate for the board of directors of Quality Systems, Inc. ("QSII" or the "Company") to have a committee designated to review and establish the compensation of the Company's officers and/or develop policies and practices regarding the compensation of the officers of the Company (the "Compensation Committee");

     WHEREAS, the Company's stockholders believe that the Compensation Committee should consist entirely of independent directors without any members of management on the Compensation Committee;

     WHEREAS, the Company's board of directors has purported to create a Compensation Committee, consisting of the QSII's chairman and three long-serving directors;

     WHEREAS, the Compensation Committee as currently constituted has apparently approved additional, and inappropriate, compensation for QSII's chairman;

     NOW THEREFORE, BE IT RESOLVED that pursuant to Section 8 of Article V of the By-Laws of the Company, the Company's stockholders hereby amend Article III of the Company's By-Laws to add the following Section 17, such amendment to become effective 30 days following approval by holders of a majority of the outstanding shares of stock entitled to vote at the stockholders meeting at which this amendment is proposed:

       SECTION 17. INDEPENDENT COMPENSATION COMMITTEE. Each member of any committee designated to review and establish the compensation of the officers of the Company and/or develop policies and practices regarding the compensation of the officers of the Company shall be an Independent Director.

       An "Independent Director" is one who, at any time during the past five years, has had (i) no familial relationship with any of QSII's executive officers or directors and (ii) no direct or indirect financial relationship with QSII or any affiliate other than as a director or shareholder of the Company, except those past relationships which are (a) fully disclosed in the Company's proxy statements, and (b) deemed insignificant and non-material by a majority of the other Independent Directors. Notwithstanding any other provision of these By-Laws, this Section 16 shall govern in the event of any inconsistency with other provisions of these By-Laws and may not be altered, amended or repealed, except by approval of the outstanding shares (as defined in Section 152 of the California General Corporation Law).

     Lawndale Capital Management, LLC ("Lawndale") is the third largest investor in QSII. As discussed in Lawndale's Schedule 13D and amendments thereto, Lawndale believes QSII's Board lacks sufficient independence to take necessary actions to stop poor managerial decision-making. Lawndale further believes that QSII has recently created a Compensation Committee, which includes Mr. Shelley Razin, the Company's Chief Executive Officer, as well a three of the longest serving members of QSII's board of directors. Further Mr. Razin, in addition to his position as the Company's chairman, also has family members who hold senior positions with the Company. Under these circumstances, Lawndale

                                  (25 of 37)
believes that it is not appropriate for Mr. Razin, other officers of the Company or anyone else who is not an Independent Director to be on the Compensation Committee of the Board of Directors.

     Lawndale is aware of the fact that a number of recent corporate governance experts have called for the establishment of a Compensation Committee comprised entirely of Independent Directors. Lawndale believes that such a structure for QSII will help assure shareholders that the Company's senior officers are being fairly and adequately compensated. Further, Lawndale believes that the Compensation Committee can obtain all of the information that it needs, without any members of management on the Committee, by having management provide such information as is necessary to the Committee.

     Lawndale requests your support for the above resolution, which would create a Compensation Committee comprised entirely of Independent Directors.


LAWNDALE RECOMMENDS THAT THE SHAREHOLDERS VOTE "FOR" THE AMENDMENT TO THE BY-LAWS REQUIRING THAT A COMPENSATION COMMITTEE BE COMPRISED ENTIRELY OF INDEPENDENT DIRECTORS.

                                  (26 of 37)

                                  SCHEDULE D
                                  ----------

                             DIRECTOR COMPENSATION
             (Quality Systems, Inc. - Shareholder Proposal No. 4)

     WHEREAS, the Board of Directors, which is elected by the stockholders and owes fiduciary duties to the stockholders, should have their interests properly aligned with the interests of the stockholders of Quality Systems, Inc. ("QSII" or the "Company"); and

     WHEREAS, in order to ensure the interests of the Company's outside directors are aligned with the Company's shareholders, all the Company's directors, inside or outside, should receive compensation solely in the form of equity

     NOW THEREFORE, BE IT RESOLVED that pursuant to Section 8 of Article V of the By-Laws of the Company, the Company's stockholders hereby amend Article III of the Company's By-Laws to add the following Section 18, such amendment to become effective 30 days following approval by holders of a majority of the outstanding shares of stock entitled to vote at the stockholders meeting at which this amendment is proposed:

       SECTION 18. DIRECTOR COMPENSATION. Each member of the Board who is not an employee or officer of the Company shall be compensated, excluding any reimbursement for out-of-pocket expenses, solely in the form of equity of the Company.

     Lawndale Capital Management LLC ("Lawndale") believes that it is important to ensure that the interests of the Company's Independent outside Directors are aligned with the Company's shareholders. Lawndale further believes that Independent Directors of public companies should be encouraged to be shareholders of such companies. Accordingly, Lawndale believes that all of the compensation (other than reimbursement for out-of-pocket expenses) for Directors who are not employees or officers should be in the form of equity.


LAWNDALE RECOMMENDS THAT THE SHAREHOLDERS VOTE "FOR" THE AMENDMENT TO THE BY-LAWS REQUIRING THAT THE MEMBERS OF THE BOARD BE COMPENSATED SOLELY IN THE FORM OF EQUITY.

                                  (27 of 37)

                                  SCHEDULE E
                                  ----------

                             DIRECTOR TERM LIMITS
             (Quality Systems, Inc. - Shareholder Proposal No. 5)

          WHEREAS the Company's stockholders believe it essential to the long-term health of Quality Systems, Inc. ("QSII" or the "Company") to have an independent board of directors which can provide effective governance and oversight of QSII's management.

          WHEREAS, the ability of an outside director to be independent and perform their required oversight responsibilities may be negatively impacted by their long-term service as a director;

          WHEREAS, the existing QSII board of directors consists of several directors who have served extraordinarily lengthy terms as directors and no longer appear to be actively informed about the Company or able to act on an independent basis;

          WHEREAS, allowing extraordinary persons who have served 12 years as a director to return to the Company's board after a three year absence may benefit the Company's shareholders;

          NOW THEREFORE, BE IT RESOLVED that pursuant to Section 8 of Article V of the By-Laws of the Company, the Company's stockholders hereby amend Article III of the Company's By-Laws to add the following Section 19, such amendment to become effective at the first meeting of the QSII board of directors following the 1999 Annual Meeting of QSII's shareholders;

       SECTION 19. DIRECTOR TERM LIMITS. No Director who has served as a Director of the Company continuously for more than twelve (12) years shall be eligible for re-election by the shareholders or appointment by the Board until at least three years following the anniversary of the Director's last date of service. Any Director who has served for more than twelve (12) consecutive years shall resign at the Board of Directors meeting following the 1999 Annual Meeting of Shareholders. Notwithstanding any other provision of these By-Laws, this Section 19 shall govern in the event of any inconsistency with other provisions of these By-Laws and may not be altered, amended or repealed, except by approval of the outstanding shares (as defined in Section 152 of the California General Corporation Law).


          As discussed in Lawndale Capital Management LLC's ("Lawndale")
Schedule 13D and amendments thereto, Lawndale believes QSII's Board lacks sufficient independence to provide adequate oversight of management. Lawndale further believes that one reason for this failure is that several of QSII's Directors have served continuously on QSII's Board for many years, which has resulted in their losing their ability to act in a sufficiently objective manner and provide effective oversight of QSII's management.

          Accordingly, Lawndale believes that a limitation of the length of continuous service as a QSII director is necessary to ensure that the directors of QSII are actively involved in the Company's affairs and remain capable of exercising independent judgment and oversight. Lawndale further believes that 12 years is an adequate and sufficiently lengthy term of service for any QSII Director, and that allowing a person who has served on QSII's Board for 12 years to again serve following a three year waiting period will allow a truly extraordinary Board member to return to the Board thereafter.


                                  (28 of 37)

LAWNDALE RECOMMENDS THAT THE SHAREHOLDERS VOTE "FOR" THE AMENDMENT TO THE BY-LAWS IMPOSING A TERM LIMIT OF TWELVE YEARS FOR MEMBERSHIP TO THE BOARD OF DIRECTORS.

                                  (29 of 37)

                                  SCHEDULE F
                                  ----------

                  REPEAL OF BY-LAWS OR ANY AMENDMENTS THERETO
                ADOPTED SUBSEQUENT TO JUNE 9, 1999 AND PRIOR TO
           THE FIRST MEETING OF THE NEWLY-ELECTED BOARD OF DIRECTORS
              (Quality Systems, Inc. - Shareholder Proposal No. 6)

     WHEREAS, the shareholders of Quality Systems, Inc. ("QSII" or the "Company") desire to prevent the Company's Board from taking any actions to amend the Company's By-Laws to attempt to nullify or delay the actions taken by the shareholders pursuant to the proposals by Lawndale Capital Management LLC ("Lawndale") or other shareholders or to create new obstacles to the effectiveness of these Proposals;

     WHEREAS, the Company's By-Laws filed on June 9, 1999 as an exhibit to its Form 10-K for the year ended March 31, 1999 were the last publicly available version of the Company's By-Laws prior to the date of the commencement of this proxy solicitation;

     WHEREAS, it appears that the QSII board may have considered and/or adopted (or attempted to adopt) additional by-laws since June 9, 1999 and it is not clear that these by-law amendments are in the best interests of the Company's shareholders or were adopted by an independent QSII board of directors;

     NOW THEREFORE, BE IT RESOLVED that pursuant to Section 8 of Article V of the By-Laws of the Company, the Company's stockholders hereby repeal any By-Law or amendment thereto adopted subsequent to June 9, 1999 and prior to the first meeting of the newly-elected Board of Directors.

     Lawndale believes, based upon publicly available information, that QSII's board of directors has recently adopted (or sought to adopt) a by-law resolution which would purport to increase the scope of indemnification for QSII's directors. Lawndale further believes that this amendment was adopted without the directors having sufficient information on the relevant issues, and that the directors voting in favor of the amendment were self-interested in the proposed resolution.

     Lawndale believes that, as a result of the board's actions, and the fact that Lawndale has proposed other by-law resolutions which the current board of directors apparently opposes, there is a risk that QSII's board may try to adopt other by-law resolutions which are not in the best interests of the Company or its shareholders. In particular, Lawndale believes that QSII's board may try to adopt or amend the Company's by-laws in an effort to nullify or create obstacles to Lawndale's other proposals and/or potential proposals by other shareholders.


ACCORDINGLY, LAWNDALE RECOMMENDS THAT THE SHAREHOLDERS VOTE "FOR" THE REPEAL OF BY-LAWS ADOPTED SUBSEQUENT TO JUNE 9, 1999 AND PRIOR TO THE FIRST MEETING OF THE NEWLY-ELECTED BOARD OF DIRECTORS.

                                  (30 of 37)

                                  SCHEDULE G
                                  ----------

           APPROVAL OF REIMBURSEMENT OF LAWNDALE'S FEES AND EXPENSES
              (Quality Systems, Inc. - Shareholder Proposal No. 7)

          WHEREAS, Lawndale Capital Management LLC ("Lawndale") has set forth shareholders' proposals to improve Quality Systems, Inc. ("QSII" or the "Company") Board's governance practices and composition;

          WHEREAS, Lawndale's actions and proposals have exposed the Company's actions to the scrutiny of its shareholders and provide significant additional benefit to the Company and its shareholders;

          WHEREAS, Lawndale's proposals, if approved, would lead to a better performing QSII;

          WHEREAS, the Company has refused to meet with Lawndale to discuss corporate governance matter and undertook a lengthy and costly effort to prevent the inclusion of Lawndale's proposal for the creation of an Independent Board of Directors in the Company's proxy, which has increased expenses and unnecessarily delayed the resolution of issues;

          WHEREAS, Lawndale's efforts to improve the Company's governance practices have already resulted in significant expenditures;

          WHEREAS, if the Company does not voluntarily adopt Lawndale's proposals, Lawndale's expenditures will increase significantly in proportion to the contest waged by the Company;

          NOW THEREFORE, BE IT RESOLVED that pursuant to California law, the Company's stockholders hereby approve and agree to require the Company to reimburse Lawndale for its fees and expenses it has occurred and will incur in connection with this proxy solicitation, including expenses incurred thus far in connection with Lawndale's efforts to improve the Board's governance practices and composition.

          Lawndale Capital Management LLC ("Lawndale") seeks reimbursement from Quality Systems, Inc. ("QSII" or the "Company") for the significant expenditures it has incurred and will incur in connection with this proxy solicitation, including expenses incurred thus far in connection with Lawndale's efforts to improve the Board's governance practices and composition.

          California law recognizes that proxy expenses can be reimbursed from a corporate treasury under the rationale that the expenditures incurred promote the shareholders' intelligent evaluation and adoption of policy or fundamental decisions. Lawndale believes that its actions and proposals fall within this rationale because it is exposing the Company's actions to the scrutiny of its shareholders, including the historically poor corporate governance practices of the Company's Board of Directors. Lawndale believes that its efforts thus far have forced the QSII Board to start to consider governance issues. Lawndale further believes that its actions, if approved by the Company's shareholders, will provide significant additional benefit to the Company and its shareholders. Specifically, as described in Lawndale's public filings, Lawndale believes that a better governed Company will lead to a better performing QSII.

          Lawndale hopes that the QSII Board will determine, without the need for a proxy contest, that its current governance practices are deficient and adopt the measures proposed by Lawndale. These

                                  (31 of 37)
measures would, in Lawndale's opinion, materially improve the practices of the QSII Board. However, if the QSII Board does not voluntarily adopt these measures, and this proxy solicitation becomes highly contested, Lawndale believes its expenditures will increase significantly, in proportion to the contest waged by the Company.

     Already, the Company has undertaken actions which have served to increase expenses and unnecessarily delay the resolution of issues. In addition to refusing to meet with Lawndale to discuss corporate governance matters, the Company undertook a effort to prevent the inclusion of Lawndale's proposal for the creation of an independent Board in the Company's proxy materials, causing both the Company and Lawndale to incur significant additional expenses. The Securities and Exchange Commission refused to concur in QSII's exclusion of Lawndale's proposal from its proxy materials.

     To date, Lawndale's efforts have resulted in substantial expenditures for it. Lawndale believes that shareholders such as Lawndale, who are not seeking control of the Company, would be unwilling to undertake these types of efforts to improve companies if the expense of such actions is not borne by the Company.

LAWNDALE RECOMMENDS THAT THE SHAREHOLDERS VOTE "FOR" THE REIMBURSEMENT BY THE COMPANY OF LAWNDALE FOR ITS FEES AND EXPENSES IT HAS INCURRED AND WILL INCUR IN CONNECTION WITH THIS PROXY SOLICITATION, INCLUDING EXPENSES INCURRED THUS FAR IN CONNECTION WITH LAWNDALE'S EFFORTS TO IMPROVE THE BOARD'S GOVERNANCE PRACTICES AND COMPOSITION.

                                  (32 of 37)

                                   EXHIBIT C

              RESIGNATION OF DONALD A. COOK, DATED JULY 13, 1999

                                Donald A. Cook
                             19235 Northfleet Way
                              Tarzana, CA  91356

July 13, 1999

Mr. Sheldon Razin
President and Chairman
Quality Systems, Inc.
Tustin, California

                                 VIA FACSIMILE

Dear Shelly:

I joined the board of QSII at your request in September of 1998. At that time, you and I both believed I could add considerable value to QSII because of my expertise in marketing and management, particularly in the physician practice management sector. I brought experience in both public and private companies
from start up to over $500 million in annual sales.   I understood the
relationships that any public company has with its customers, shareholders and competitors. I looked forward to making a positive contribution and attempted to learn as much as I could about the Company and its stakeholders.

We both acknowledged going in that there were some challenges. Over time, I made a number of suggestions regarding the integration of the subsidiary companies, the process for business and marketing planning, marketing strategy and developing relationships with investment analysts. While these ideas were not rejected outright, follow-up was not forthcoming and I am disappointed in the progress the Company has made. It is in this context and with some difficulty that I feel it is necessary and in the best interests of all shareholders that I write this letter.

After considerable thought regarding the actions I have observed as a Director of QSII, I have concluded that I fundamentally disagree with a number of key decisions made by you and approved by the board in recent months. I believe that these actions are indicative of both a lack of support for good corporate governance practices as well as a general disregard for the interests of QSII shareholders. I specifically refer to the following actions:

        . Having received an offer in December of 1998 to buy the company at a substantial premium to the market value, you failed to notify the board or to organize a transaction committee to review the offer. I heard about the offer for the first time in March of 1999 even though a board meeting was conducted in February of 1999 where a discussion of the proposed acquisition could have occurred.

        . After learning of the derivative lawsuit filed on behalf of the Company against you and certain board members, you sought a resolution by the board specifically approving all of your actions regarding the rejection of the acquisition proposal, presumably to distance yourself as much as possible from the actions.

                                  (33 of 37)

        . O'Melveny and Myers was retained to represent the board in its response to the lawsuit brought on behalf of QSII. This same firm is representing QSII in at least one other lawsuit involving shareholders. This seeming conflict of interest was dismissed as inconsequential upon questioning.

        . During the board conference call of July 6th, you read to the board, and without prior review, called for a vote on a proposed amendment to the bylaws of the corporation to ensure that all directors and officers of the Company would be fully indemnified against any liabilities arising out of the derivative suit, even if the existing director's and officer's liability insurance did not cover the liability. The amendment also assured that this indemnification could not be revoked for any reason by any power in the future. You told us that "the lawyers" recommended it. I voted against this amendment and believe it to be self-serving. Even though other directors are named in the suit, you alone acted on behalf of the board in your response to the acquisition proposal. If all of those actions were deemed to be within acceptable business judgment standards, there isn't any reason why the existing D&O insurance wouldn't cover you. I have yet to see the text to the amendment.

        . Upon receipt of the shareholder proposal from Lawndale Capital, the attitude and actions have been combative. I counseled very early on that many of the proposal elements were sound corporate governance and that the Company could avoid costly and counterproductive diversions by simply adopting most or all of the proposal immediately. Instead, the Company retained legal counsel to research and prepare a lengthy response requesting the SEC to drop the shareholder proposal. After all of this effort and expense was directed toward fighting the proposal, your statement regarding QSII's agreeableness to including the proposal and that you "only wanted to see if it was okay with the SEC" is at best misleading to shareholders who may be following the Company's actions.

        . Particularly troubling to me is your mandate that the board refrain from speaking with any shareholders of the Company. I feel it is my duty and obligation to understand the views of my primary constituent group as I am formulating an opinion regarding direction and management for the company.

        . Finally, I believe the Company's posture with respect to the shareholder proposal and, separately, to Ahmed Hussein's position will result in a very costly proxy contest that will ultimately directly impact shareholder value. You and the board should have approached these constituents both separately and together, if need be, with an openly conciliatory mindset and a goal of mutual agreement.

     The delayed integration of the subsidiary divisions and the poor performance of the Company with respect to plan are truly management issues and are the concern of the board only from an oversight and advisory capacity. The management team should be held accountable to the board for the results. Given the results of the company over the past year, asking for and receiving additional compensation and stock options is inappropriate. This board needs to better evaluate the actual performance of the Company and of the management and act accordingly.

                                  (34 of 37)

     Given these actions, I find it impossible to fulfill my fiduciary duties to the Company and its shareholders. As a result, effective today, July 13, 1999, I am hereby resigning as a director of QSII.


Sincerely,

Donald A. Cook
Copy of QSII Board of Directors

                                  (35 of 37)

                                   EXHIBIT D

                           RESUME OF DONALD A. COOK

                                DONALD A. COOK
                -----------------------------------------------
                   19235 Northfleet Way    Tarzana, CA 91356

                -----------------------------------------------


Senior Executive with success in leading new ventures and taking organizations to the next level through effective capitalization, deal making, strategic planning and marketing skills.

Proven ability to keep growing companies well-capitalized through venture funding, mergers, acquisitions and IPOs.

     . $22 million capital raised through 6 rounds of venture funding utilizing personal contacts and financing expertise.

     . $750 million company formed after managing the first-ever 4-way merger of public companies.

     . Prepared $340 million company for successful IPO at $8 per share; sold company 1 year later for $16 per share.


Successful in identifying emerging market opportunities and starting companies to fulfill that need.

     . Led management company to $50 million revenue run rate in 3 years, securing first mover advantage in large market.

     . Founded Arthur Young/Chicago Consulting Group and grew to $20 million in revenue in 4 years.

     . Started Physicians Services business unit which generated $20 million in revenue for healthcare company.


Track record in identifying and marketing new products that jump-start an organization.

     . Created innovative drug delivery system which added $100 million in value to company (25% of its total).

     . Facilitated 7-fold growth for regional manufacturer by developing new product line for growing market segment.

     . Personally sold 75% of consulting firm's business through persistence and strong client relationships.


Married.  Age 44.  Licensed pilot.  Avid snow skier and scuba diver.


                                ---------------
                                   EDUCATION
                                ---------------


  MBA, KELLOGG GRADUATE SCHOOL OF MANAGEMENT, NORTHWESTERN UNIVERSITY, 1985 Concentrations in marketing, management policy and finance. Accelerated 4-quarter program.

  BSBA, UNIVERSITY OF ARIZONA, 1983
        Concentration in marketing with emphasis in decision modeling. Outstanding Senior Award.

                                  (36 of 37)

                          ---------------------------
                            PROFESSIONAL EXPERIENCE
                          ---------------------------


Chairman and President                                                              1999 - present
VENTURE CATALYST GROUP, Tarzana, CA
     .  Assist healthcare technology companies with business development and strategy
     .  Created WoundCare Partners

President and CEO                                                                   1996 - 1998
CORDA MEDICAL CARE, INC., Houston, TX
     .  Founded cardiology-focused physician practice management company operating 53 clinics in 6 regions.
     .  Grew to niche market leader with run rate of $50 million revenue and profitable.

Vice President, Corporate Development                                               1994 - 1995
CORAM HEALTHCARE CORPORATION,
 Denver, CO
     .  Led merger integration and operational planning for 4-way merger; completed under budget and ahead of schedule.
     .  Held P&L responsibility for 9 business units, including international division.  Managed 6 unit divestitures.

Vice President, Marketing                                                           1991 - 1994
McGAW, INC., Irvine, CA
     .  Instrumental in boosting revenues from $240 million to $340 million over 3 years after 10 years of stagnant sales.
     .  Prepared company for 1993 IPO and 1994 sale.  Identified new product lines and marketing opportunities.

Senior Manager/Director, Strategic Management and Marketing Consulting              1989 - 1991
ERNST & YOUNG WEST REGION CONSULTING, Los Angeles, CA

Principal/Manager/Director, Strategic Management and Marketing Consulting           1985 - 1989
ARTHUR YOUNG/CHICAGO CONSULTING GROUP, Chicago, IL

General Manager                                                                     1980 - 1984
THE SUN GROUP, Tucson, AZ

Directorships
QUALITY SYSTEMS, INC., a $30 million healthcare software company      September 1998 - July 1999